CYBERCASH

www.cybercash.com

CYBERCASH

Filed by CyberCash, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: CyberCash, Inc.

Commission File Nos. 333-52786
0-27470

CYBERCASH

www.cybercash.com

CyberCash and Network 1 Financial

Bill Wade
Chief Executive Officer
Network 1 Financial

John Karnes
Chief Financial Officer
CyberCash

Transformative Merger

Creates industry's most fully-integrated payment solution for both internet and physical world merchants

Merger Transaction Summary

- Retains CyberCash name, headquarters in Reston
- All stock merger - Network 1 to receive 38.6 million shares
- Board of Directors – 7 members
  - 3 named by CyberCash, 3 by Network 1 and CEO
- New CyberCash financial profile:
  - 77.5 million shares outstanding
  - $125 million total assets
- Closing expected by end of 1Q 2001

Senior Management Team

CYBERCASH
www.cybercash.com

- William Wade, President & CEO (Network 1 founder)
- John Karnes, CFO (CyberCash CFO)
- Joseph Monteil, COO (CyberCash EVP)
- Chief Strategy Officer (to be announced)

Today's Agenda

CYBERCASH
www.cybercash.com

- Market opportunity
- Merger opportunity
- Company backgrounds
- Combined companies
- Investment summary

Today's Agenda

CYBERCASH
www.cybercash.com

- ► **Market opportunity**
- **Merger opportunity**
- **Company backgrounds**
- **Combined companies**
- **Investment summary**

Enormous B2C Market Opportunity

CYBERCASH
www.cybercash.com

Growth of U.S. Online Retail Sales
($ billions)



44.8
73.9
110.7
155.8
207.3
269.2
2000
2001
2002
2003
2004
2005

Source: Forrester Research Sept. 2000

Growing B2B Market Opportunity

CYBERCASH
www.cybercash.com



Growth of B2B Market Opportunity
($ billions)
2000
2001
2002
2003
2004
2005

U.S. Merchant Segmentation

CYBERCASH
www.cybercash.com

6,000,000 Total U.S. Merchants		Monthly $ Charge Volumes
Large National Merchants	250k	$250k+
Medium Merchants	500,000	$100k - $250k
Small Merchants	1,000,000	$25k - $100k
Paper-Based Merchants	1,000,000	$0 - $25k
Don't Take Credit Cards	3,300,000	$0

Source: Alex Brown

Credit Card Clearing Process – Physical World



Consumer
Merchant
Authorization
Request
Credit Card Issuer
Merchant Acquirer

Credit Card Clearing Process – Virtual World


Consumer
Merchant Website
Internet
Requires:
Databases
Encryption
Risk Management
Firewall
Translation
Online Reporting
Authorization Request
Credit Card Issuer
Merchant Acquirer

Virtual World Merchant Requirements

CYBERCASH
www.cybercash.com

In the virtual world, merchants require additional products and services to transact business

1. Enablement
   - Storefront
   - Shopping Cart
   - Marketplace
2. Merchant Account
3. Gateway
4. Integrator

Fraud Protection Technology

CYBERCASH
www.cybercash.com

Protect Ourselves from Merchant and Customer Fraud

- **Velocity**
  - Automatic limits based on preset transaction volume
- **Transactional**
  - Automatic limits based on preset transaction value
- **Web Checker**
  - Automated product and content verification for Internet merchant sites

Protect the Merchant from Customer Fraud

- **FraudPatrol**
  - Merchant consumer fraud protection

Today's Agenda

CYBERCASH
www.cybercash.com

- Market opportunity
- ► **Merger opportunity**
- Company backgrounds
- Combined companies
- Investment summary

Merger Opportunity

CYBERCASH
www.cybercash.com

- Addresses merchant needs for simple, one-stop, end-to-end payment processing solution
- Creates substantial new revenue opportunity by combining CyberCash's leading Internet gateway and Network 1 settlement/processing capability
- Transforms CyberCash's business model from flat-fee to discount rate
- Leverages CyberCash's 27,000+ Internet merchant base and 145,000+ deployed software base
- Enhances offerings in bricks & clicks and B2B
- Increases efficiency due to increased scale and enables offering of best-of-breed solutions

E-Commerce Chain

CYBERCASH
www.cybercash.com


Front-End Services Providers
Transaction Facilitators
Settlement Services Providers
Transaction Flow
Merchant Hosts
Payment Processing Software Providers
Gateway Providers
Authorization Service Providers
Merchant Accounting Providers
Web Site Developers / Integrators
Content Aggregators
ISPs
ISOs
Chargeback Processing Providers
Merchant Banking Providers

Source: First Annapolis Research

E-Commerce Chain

CYBERCASH
www.cybercash.com

Front-End Services Providers	Transaction Facilitators	Settlement Services Providers
•AT&T	•CyberCash	•Network 1
•EarthLink	•CyberSource	•First Data Corp
•AOL	•VeriSign	•Payment Tech
•GTE	•Authorize.Net	•Concord EFS
•PSI Net	•ClearCommerce	•Wells Fargo
•ARIBA	•PaylinX	•NDC
•Yahoo	•Bottomline Technologies	•Nova

E-Commerce Chain

CYBERCASH
www.cybercash.com


Front-End Services Providers
Transaction Facilitators
Settlement Services Providers
Transaction Flow
Merchant Hosts
Payment Processing Software Providers
Gateway Providers
Authorization Service Providers
Merchant Accounting Providers
Web Site Developers / Integrators
Content Aggregators
ISPs
ISOs
Chargeback Processing Providers
Merchant Banking Providers

Source: First Annapolis Research

Substantial New Revenue Opportunity

CYBERCASH
www.cybercash.com

Old CyberCash Model

- Average Transaction Size: $ 70
- Internet Gateway Services: $ .09

Old CyberCash Revenue per Transaction $ .09

New CyberCash Model

- Average Transaction Size: $ 70
- Merchant Discount Rate and Fees: 3.0%

New CyberCash Revenue per Transaction $ 2.10

Value of CyberCash/ Network 1 Settlement Services

CYBERCASH
www.cybercash.com

Value of Combined 2000 transactions

- CyberCash (Gateway-only)
  - $2.1 Billion (30,000,000 transactions x $70 average transaction value)
- Network 1 Financial
  - $900 Million
- $3 Billion of combined transaction volume which represents in total $90 million of settlement services revenue processed in 2000
- In 2001 the "New CyberCash" will be positioned to keep more of the settlement services revenue

Today's Agenda

CYBERCASH
www.cybercash.com

- Market opportunity
- Merger opportunity
- ► **Company backgrounds**
- Combined companies
- Investment summary

CyberCash Inc.

CYBERCASH
www.cybercash.com

- Industry-leading Internet payment gateway
- 27,000+ Internet merchants using CashRegister Internet payment service
- Value added Internet services including FraudPatrol and Affiliate Marketing
- Leading Internet payment software (WebAuthorize)
- Physical-world payment software (ICVERIFY)
  - Software business has shipped 145,000+ copies altogether
- Growing B2B presence through ACH capability

CyberCash Competitive Advantages

- Brand name
- Scale
- Distribution channels
- Marquee customers

CyberCash Marquee Customers

CYBERCASH
www.cybercash.com

Internet Payment Service

H&R BLOCK hrblock.com

SmarterKids.com

kozmo.com

SEND.COM

DVD EXPRESS high speed entertainment

Travelocity.com A Sabre Company

CheckOut.com

fatbrain.com Because great minds think a lot

mail.com The Internet Messaging Company

planetRx.com

AllHerb.com

MUSICMATCH PRIVACY | SITE MAP | PURCHASE

CyberCash Marquee Customers

ICVERIFY and WebAuthorize

CyberCash Distribution Channels:
Leading Partners/Resellers

CYBERCASH
www.cybercash.com

Internet Payment Service

IBM
ORACLE
Microsoft
INTERSHOP
AT&T Business Ready hosting provider
FIRST USA
Sun microsystems
EarthLink
<allaire>
COMPAQ
WELLS FARGO BANK
real
INTERWORLD
pandesic
Informix
Mercantec
concentric network

CyberCash Distribution Channels:
Leading Financial Institutions

CYBERCASH
www.cybercash.com

ICVERIFY

- Transaction processing since 1992
- Physical world and Internet merchants
- Complete back-end solutions:
  - Merchant accounts
  - Settlement and processing through acquiring banks
  - ACH settlement services
  - POS Electronic Check
- 21,000+ merchants, including 7,000 Internet merchants

Network 1 Competitive Advantages

CYBERCASH
www.cybercash.com

- A-quality merchant accounts
- Leading edge B2B transaction products
- Relationships with ‘bricks & clicks’ accounts
- Superior risk management tools for Internet merchants

Network 1 Financial Marquee Customers

CYBERCASH
www.cybercash.com

MIDWEST MICRO

PDSI
Pinnacle Data Systems, Inc.

DIGITAL DINING

SIERRA COMPUTER GROUP

Delta Systems Co., Inc.

RIM

FRS

EES COMPANIES, Inc

micros

datacap systems, inc.
Reliable Integrated E-Payment Solutions

Network 1 Distribution Channels: Leading Financial Institutions/Partners

CYBERCASH
www.cybercash.com

TRANSAMERICA
AN AEGON COMPANY

IMPERIAL BANK

NOVA

VITAL PROCESSING SERVICES
ABOUT VITAL

NAPA ONLINE

payment solutions
FOR BUSINESS

Paymentech

Network 1 Technology Partners

VeriFone

HEWLETT PACKARD

SYBASE

IBM

sun microsystems

TASQ TECHNOLOGY

HYPERCOM

ORACLE
Enabling the Information Age

FIRST VIRTUAL
THE E-MESSAGING COMPANY

SiliconGraphics

Today's Agenda

CYBERCASH
www.cybercash.com

- Market opportunity
- Merger opportunity
- Company backgrounds
- ► **Combined companies**
- Investment summary

The New CyberCash

CYBERCASH
www.cybercash.com



Best of Breed Technology Alliances
Family Of Hosted Internet Merchant Solutions
Leverage Enterprise Alliances
Support for SET & SSL Applications
Established Risk Criteria
Strong Alliances for End-to-End Merchant Solution
Responsiveness to Capitalize on Key Referrals
State Of The Art Secure Site Technology
Multiple Payment Options Including Electronic Check (EFT) & Recurring ACH

End-to-End Payment Processing Solutions

CYBERCASH
www.cybercash.com

- Merchant accounts
- Bank card processing - physical and virtual
- EFT/ACH - physical and virtual
- Internet gateway service
- Internet payment software
- Physical payment software
- Internet fraud protection and affiliate marketing

Comprehensive Channels of Distribution

CYBERCASH
www.cybercash.com

- Direct sales force
- External sales force - ISOs and affiliate offices
- Internet Sales via ISPs, Web portals, storefronts, ASPs, CSPs
- IBM, Microsoft, Oracle, Allaire, Intershop, Shop Site, iCommerce/Breakthrough, MIVA, and Mercantec channel partners as examples
- Cross-sell existing customer base
- Trade association and financial institution partners

Accelerated Revenue Growth



Accelerated Revenue Growth
($ Millions)
Pro forma revenue
50
25
56% Combined Annualized Growth Rate
1998
1999
2000E

Attractive Financial Model

- Healthy gross margins
- Reduced merchant acquisition costs
- Increased merchant retention
- Highly scalable
- Improved negotiation position with key partners due to comprehensive offering

Growth Strategy

CYBERCASH
www.cybercash.com

- Accelerate revenue growth through combination of CyberCash leading Internet gateway and Network 1 settlement and processing capability
- Capture bigger piece of the payments revenue stream from the integration of Network 1's ACH product
- Integrate best of breed tools to provide easy, cost effective, and comprehensive solutions
- Improve execution capabilities with key partners by enabling them to offer their end clients a "one-stop-shop" offering

Vertical Integration – Front-end Services

CYBERCASH
www.cybercash.com

- Storefronts
- Hosting
- Shopping carts
- ASP providers
- Specialty developers
- Key alliances
- Financial institution partnerships

Today's Agenda

CYBERCASH
www.cybercash.com

- Market opportunity
- Merger opportunity
- Company backgrounds
- Combined companies
- ► **Investment summary**

Investment Summary

CYBERCASH
www.cybercash.com

- Merger meets merchant demand for one-stop offering
- Compelling, scalable revenue model
- Leverages brand name/Internet merchant base
- Product/service differentiation
- Brand name partners (IBM, Microsoft, Oracle)
- Superior B2B offerings

Reg. M-A Disclosure

CyberCash has filed a Registration Statement on Form S-4 (File No. [illegible]) with the Securities and Exchange Commission in connection with the merger, and CyberCash expects to mail a proxy statement/prospectus to the stockholders of CyberCash and Network 1 containing important information about the merger. Investors and security holders of both CyberCash and Network 1 are advised to read the Registration Statement and proxy statement/prospectus carefully. Investors and security holders will be able to obtain free copies of these documents and other documents filed by CyberCash at the Securities and Exchange Commission's web site at http://www.sec.gov. The Registration Statement, proxy statement/prospectus and other such documents may also be obtained from CyberCash by directing such requests to the company.

CyberCash and its officers and directors may be deemed to be participants in the solicitation of proxies from CyberCash's stockholders with respect to the merger. Information regarding these officers and directors, including a description of any interests that such directors and executive officers have in the merger, is included in the Registration Statement and proxy statement/prospectus filed with the Securities and Exchange Commission.

CyberCash and Network 1 Financial

www.cybercash.com

Bill Wade
Chief Executive Officer
Network 1 Financial

John Karnes
Chief Financial Officer
CyberCash